SPI Energy Co., Ltd.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon

Hong Kong SAR, China

Via Edgar

October 25, 2021

Eiko Yaoita Pyles

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 29, 2021
File No. 001-37678

Dear Ms. Pyles:

SPI Energy Co., Ltd. (the “Company”) is in receipt of the Staff’s letter dated September 22, 2021 relating to its annual report referenced above. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully requesting to extend the time by which the Company must respond to the comments until November 1, 2021. Due to various factors, including additional time needed to thoroughly review the Staff’s comments, together with the Company’s annual report with our internal accounting team and with our auditor and legal advisors, we require this additional time to respond.

Please feel free to contact me at +1 (916) 622 5531 with any questions or concerns in this regard.

Sincerely,

/s/ Xiaofeng Peng
Xiaofeng Peng
Chief Executive Officer